June 7, 2019

Jack Pacheco
Chief Financial Officer
SMART Global Holdings, Inc.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman, Cayman Islands KY1-1104

       Re: SMART Global Holdings, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2018
           Filed October 30, 2018
           Form 10-Q for the Quarterly Period Ended March 1, 2019
           Filed March 28, 2019
           Response dated May 15, 2019
           File No. 001-38102

Dear Mr. Pacheco:

       We have reviewed your May 15, 2019 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 2, 2019 letter.

Form 10-Q for the Quarterly Period Ended March 1, 2019

Note 1 - Basis of Presentation and Principles of Consolidation
(d) Revenue, page 8

1. We note your response to prior comment 2 regarding the presentation of gross billings.
       Please revise future filings to clarify what your gross billings represent and the relationship of gross billings in the context of your role as an agent to revenue recognized, cash flows, and changes in your working capital accounts.
 Jack Pacheco
SMART Global Holdings, Inc.
June 7, 2019
Page 2

       Please contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameJack Pacheco                            Sincerely,
Comapany NameSMART Global Holdings, Inc.
                                                          Division of
Corporation Finance
June 7, 2019 Page 2                                       Office of Electronics
and Machinery
FirstName LastName